Exhibit A

Tranche 1 - 181,902 shares will vest on May 22, 2020
Tranche 2 - 181,902 shares will vest on March 14, 2021
Tranche 3 - 181,903 shares will vest on March 14, 2022

provided, however, that no vesting of a tranche will occur unless and until the Company's VWAP meets the applicable price achievement goal for that tranche as set forth below on or before March 13, 2024, subject in all cases to continuous Service with the Company or an Affiliate from the Grant Date through the applicable vesting date, if any (each date, a "Vesting Date"):

	Price Achievement Goal
	3/14/2019-3/13/2022	3/14/2022-3/13/2023	3/14/2023-3/13/2024
Tranche 1 (12.5% CAGR)	$5.50	$6.18	$6.96
Tranche 2 (18.5% CAGR)	$6.42	$7.61	$9.02
Tranche 3 (25.0% CAGR)	$7.54	$9.42	$11.78

Price achievement goals represent the stated compound annual growth rate ("CAGR") for the Company's common stock using a starting price of $3.86 (the closing price of the Company's common stock on March 14, 2019, as reported on the New York Stock Exchange) and will be adjusted for any dividends during the applicable measurement period.

Any shares that do not vest on or before March 13, 2024, will be immediately forfeited on March 13, 2024.

"VWAP" means the volume-weighted average closing price of the Company's common stock for 20 consecutive trading days, as reported on the New York Stock Exchange or other national securities exchange or national market on which the stock is principally traded.

Capitalized terms used but not defined in this consent have the meanings set forth in the Company's Amended and Restated Equity Incentive Plan.